UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

 ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of Israel Chemicals Ltd. filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Antwerp Appellate Court Rejected Appeal of Tax Authorities in Belgium

Item 1

Antwerp Appellate Court Rejected Appeal of Tax Authorities in Belgium

The Company’s immediate reported dated May 28, 2019 (the “Immediate Report Regarding Tax Assessment for 2010”) and Note 16(D)(3) in the Company’s Consolidated Annual Financial Statements for 2019 filed on March 5, 2020 provide disclosure in connection with the legal proceedings conducted with the Belgian tax authorities.

The Company hereby reports that on March 30, 2020, it received the decision of the Appellate Court in Antwerp, rejecting the Belgian tax authorities’ appeal regarding the tax years 2011-2014 and ruling that the Company acted lawfully.

The disputed tax amount relating to the said years, as well as to other tax years under dispute (see in this regard the Immediate Report Regarding Tax Assessment for 2010), in the amount of $27 million, has been deposited by the Company with the tax authorities. To the extent that the said judicial decision becomes peremptory under Belgian law, this amount shall be returned to the Company.

As at December 31, 2019, no provision was recorded in the Company's books regarding this dispute, in light of the Company’s assessment that the chance of its position being accepted exceeds that of it being denied.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: March 31, 2020